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Exhibit 99.4

INHALE THERAPEUTIC SYSTEMS, INC.
2000 NON-OFFICER EQUITY INCENTIVE PLAN

STOCK OPTION AGREEMENT
(NONSTATUTORY (UNAPPROVED) STOCK OPTION)

    Pursuant to the Nonstatutory Stock Option Notice ("Option Notice") and this Stock Option Agreement, Inhale Therapeutic Systems, Inc. (the "Company") has granted you an option under its 2000 Non-Officer Equity Incentive Plan (the "Plan") to purchase the number of shares of the Company's Common Stock indicated in the Option Notice at the exercise price indicated in the Option Notice. Defined terms not explicitly defined in this Stock Option Agreement but defined in the Plan shall have the same definitions as in the Plan.

    The details of your option are as follows:

    1.  VESTING.  Subject to the limitations contained herein, your option will vest as provided in the Option Notice, provided that vesting will cease upon the termination of your Continuous Service.

    2.  NUMBER OF SHARES AND EXERCISE PRICE.  The number of shares subject to your option and your exercise price per share referenced in the Option Notice may be adjusted from time to time for capitalization adjustments, as provided in the Plan.

    3.  EXERCISE PRIOR TO VESTING ("EARLY EXERCISE").  If approved in advance by the Board of Directors, and subject to the provisions of this option, you may elect at any time that is both (i) during the period of your Continuous Service and (ii) during the term of your option, to exercise all or part of your option, including the nonvested portion of your option; provided, however, that.

      (a) a partial exercise of your option shall be deemed to cover first vested shares and then the earliest vesting installment of unvested shares;

      (b) any shares so purchased from installments which have not vested as of the date of exercise shall be subject to the purchase option in favor of the Company as described in the Company's form of Early Exercise Stock Purchase Agreement; and

      (c) you shall enter into the Company's form of Early Exercise Stock Purchase Agreement with a vesting schedule that will result in the same vesting as if no early exercise had occurred.

    4.  METHOD OF PAYMENT.  Payment of the exercise price is due in full upon exercise of all or any part of your option. You may elect to make payment of the exercise price in one or more of the following forms

      (a) In cash or by check;

      (b) In the Company's sole discretion at the time your option is exercised and provided that at the time of exercise the Common Stock is publicly traded and quoted regularly in The Wall Street Journal, pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board which, prior ED the issuance of Common Stock, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds; or

      (c) Provided that at the time of exercise the Common Stock is publicly traded and quoted regularly in The Wall Street Journal, by delivery of already-owned shares of Common Stock, held for the period required to avoid a charge to the Company's reported earnings (generally six months) or were not acquired, directly or indirectly from the Company, owned free and clear of any liens, claims, encumbrances or security interests, and valued at its Fair Market Value an the date of exercise. "Delivery" for these purposes, in the sole discretion of the Company at the time your option is exercised, shall include delivery to the Company of your attestation of ownership of such shares of Common Stock in a form approved by the Company. Notwithstanding the foregoing, your option may not be exercised by tender to the Company of Common Stock to the extent such tender would constitute a violation of the provisions of any law, regulation or agreement restricting the redemption of the Company's stock.

    5.  SECURITIES LAW COMPLIANCE.  Notwithstanding anything to the contrary contained herein, your option may not be exercised unless the shares issuable upon exercise of your option are then registered under the Securities Act or, if such shares are not then so registered, the Company has determined that such exercise and issuance would be exempt from the registration requirements of the Securities Act. The exercise of your option must also comply with other applicable laws and regulations governing the option, and the option may not be exercised if the Company determines that the exercise would not be in material compliance with such laws and regulations.

    6.  TERM.  The term of your option commences on the Grant Date and expires upon the earliest of the following:

      (a) three (3) months after the termination of your Continuous Service for any reason other than death or Disability, provided that if during any part of such three (3)-month period the option is not exercisable solely because of the condition set forth in paragraph 6, the option shall not expire until the earlier of the Expiration Date or until it shall have been exercisable for an aggregate period of three (3) months after the termination of your Continuous Service;

      (b) twelve (12) months after the termination of your Continuous Service due to Disability;

      (c) eighteen (18) months after your death if you die either during your Continuous Service or within three (3) months after your Continuous Service terminates;

      (d) the Expiration Date indicated in the Option Notice, or

      (e) the day before the tenth (10th) anniversary of the Grant Date,

    7.  EXERCISE

      (a) You may exercise the vested portion of your option (and the unvested portion of your option if approved by the Board) during its term by delivering a Notice of Exercise (in a form designated by the Company) together with the exercise price to the Secretary of the Company, or to such other person is the Company may designate, during regular business hours, together with such additional documents as the Company may then require.

      (b) By exercising your option you agree that, as a condition to any exercise of your option, the Company will require you to enter an arrangement providing for the payment by you to the Company of any tax withholding obligation of the Company (including pursuant to the Election to Transfer Liability to Employer's National Insurance) arising by reason of (1) the exercise of your option, (2) the lapse of any substantial risk of forfeiture to which the shares are subject at the time of exercise, or (3) the disposition of shares acquired upon such exercise.

    8.  TRANSFERABILITY.  Your option is not transferable, except by will or by the laws of descent and distribution, and is exercisable during your life only by you. Notwithstanding the foregoing, by delivering written notice to the Company, in a form satisfactory to the Company, you may designate a third party who, in the event of your death, shall thereafter be entitled to exercise your option.

    9.  OPTION NOT A SERVICE CONTRACT.  Your option is not an employment or service contract, and nothing in your option shall be deemed to create in any way whatsoever any obligation on your part to continue in the employ of the Company or an Affiliate, or of the Company or an Affiliate to continue your employment. In addition, nothing in your option shall obligate the Company or an Affiliate, their respective shareholders, Boards of Directors, Officers or Employees to continue any relationship that you might have as a Consultant for the Company or an Affiliate. Your option is a matter entirely separate from, and shall not affect, your pension rights and terms of employment and, in particular (but without prejudice to the foregoing), if you shall cease for any reason (including your wrongful dismissal) to be employed by or hold office with the Company or an Affiliate you shall not be entitled by way of compensation for loss or otherwise howsoever, to any sum or benefit to compensate you for the loss of any right or benefit under the Plan.

    10.  WITHHOLDING OBLIGATIONS.

      (a) At the time your option is exercised, in whole or in put, or at any time thereafter as requested by the Company, you hereby authorize withholding from payroll and any other amounts payable to you, and otherwise agree to make adequate provision for (including by means of a "cashless exercise" pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board to the extent permitted by the Company), any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company or an Affiliate (including, without limitation PAYE income tax and employer's and employee's national insurance contributions), if any, which arise in connection with your option.

      (b) Upon your request and subject to approval by the Company, in its sole discretion, and compliance with any applicable conditions or restrictions of law, the Company may withhold from fully vested shares of Common Stock otherwise issuable to you upon the exercise of your option a number of whole shares having a value, determined by the Company as of the date of exercise, not in excess of the amount of tax required to be withheld by law.

      (c) Your option is not exercisable unless the tax withholding obligations of the Company and/or any Affiliate and the withholding pursuant to the Election to Transfer Liability to Employer's National Insurance are satisfied. Accordingly, you may not be able to exercise your option when desired even though your option is vested, and the Company shall have no obligation to issue a certificate for such shares or release such shares from any escrow provided for herein,

    11.  NOTICES.  Any notices provided for in your option or the Plan shall be given in writing and shall be deemed effectively given upon receipt.

    12.  GOVERNING PLAN DOCUMENT.  Your option is subject to all the provisions of the Plan, the provisions of which are hereby made a part of your option, and is further subject to all interpretations, amendments, rules and regulations which may from time to time be promulgated and adopted pursuant to the Plan provided that the terms of this agreement shall be governed by the law of England and Wales except that any matters relating to the internal governance of the Company shall be governed by Delaware law. In the event of any conflict between the provisions of your option and those of the Plan, the provisions of the Plan shall control.

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  Exhibit 99.4
INHALE THERAPEUTIC SYSTEMS, INC. 2000 NON-OFFICER EQUITY INCENTIVE PLAN